Exhibit 3.48
CERTIFICATE OF FORMATION
OF
ALLIED WASTE ENVIRONMENTAL MANAGEMENT GROUP, LLC
1.	The name of the limited liability company is:

Allied Waste Environmental Management Group, LLC

2.	The limited liability company is to be managed by its members.

3.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Allied Waste Environmental Management Group, LLC this 1st day of June, 2006.

BROWNING-FERRIS INDUSTRIES, LLC a Delaware limited liability company Sole Member
By:	/s/ Jo Lynn White
Jo Lynn White
Secretary